UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 10)*

Puerto Rico Residents Tax-Free Fund, Inc.
(Name of Issuer)

Common Shares, $0.01 par value
(Title of Class of Securities)

745274100
(CUSIP Number)

W. Heath Hawk
GAM Tower, 2 Tabonuco St., Suite 200

Guaynabo, Puerto Rico 00968

(770) 777-9373
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 5, 2023
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON Ocean Capital LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☐ (b): ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Puerto Rico

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,008,052
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,008,052

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,008,052
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.7%[1]
14	TYPE OF REPORTING PERSON OO

1	The percentages used herein are calculated based upon 7,916,854 shares of common stock outstanding as of February 28, 2023, as disclosed in the Issuer’s Semi-Annual Shareholder Report (the “Shareholder Report”) filed with the Securities and Exchange Commission on May 5, 2023.

1	NAME OF REPORTING PERSON William Heath Hawk
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☐ (b): ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,025,052[1]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,025,052[1]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,025,052
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.9%[2]
14	TYPE OF REPORTING PERSON IN

1	Consisting of (i) 17,000 shares held in a joint account of Mr. Hawk and his spouse and (ii) 1,008,052 shares held by Ocean Capital LLC, which are deemed to be beneficially owned by Mr. Hawk in his capacity as managing member of Ocean Capital LLC.

2	The percentages used herein are calculated based upon 7,916,854 shares of common stock outstanding as of February 28, 2023, as disclosed in the Issuer’s Shareholder Report.

1	NAME OF REPORTING PERSON Brent D. Rosenthal
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☐ (b): ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON IN

1	NAME OF REPORTING PERSON José R. Izquierdo II
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☐ (b): ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON IN

1	NAME OF REPORTING PERSON Ethan A. Danial
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☐ (b): ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 329,236[1]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 329,236[1]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 329,236
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.2%[2]
14	TYPE OF REPORTING PERSON IN

1	Consisting of 329,236 shares owned by RAD Investments, LLC, which Mr. Danial as its manager may be deemed to beneficially own.

2	The percentages used herein are calculated based upon 7,916,854 shares of common stock outstanding as of February 28, 2023, as disclosed in the Issuer’s Shareholder Report.

1	NAME OF REPORTING PERSON Mojdeh L. Khaghan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☐ (b): ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON IN

The following constitutes Amendment No. 10 (“Amendment No. 10”) to the Schedule 13D filed by the undersigned with the Securities and Exchange Commission (the “SEC”) on November 16, 2021, as amended by the Amendment No. 1 filed on December 8, 2021, Amendment No. 2 filed on March 17, 2022, Amendment No. 3 filed on April 28, 2022, Amendment No. 4 filed on June 7, 2022, Amendment No. 5 filed on June 14, 2022, Amendment No. 6 filed on November 4, 2022, Amendment No. 7 filed on November 22, 2022, Amendment No. 8 filed on December 23, 2022 and Amendment No. 9 filed on February 13, 2023 (collectively, the “Schedule 13D”). This Amendment No. 10 amends the Schedule 13D as specifically set forth herein.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 is hereby supplemented with the following:

Between February 22, 2023 and May 19, 2023, RAD Investments, LLC purchased 72,423 shares of Common Stock on the open market at an average price $0.90 per share of Common Stock, for a total cost of $66,923.34 (inclusive of broker fees). The shares of Common Stock were purchased with the general working capital of RAD Investments, LLC and are deemed beneficially owned by Mr. Danial in his capacity as manager of RAD Investments, LLC.

Item 4.	PURPOSE OF TRANSACTION

Item 4 is hereby supplemented with the following:

On July 5, 2023, Ocean Capital issued a press release relating to the 2022 Annual Meeting. The press release included a letter sent by the 2022 Nominees to the Board on June 15, 2023. Having won election by a 10:1 margin at the recently held 2022 Annual Meeting, the 2022 Nominees asserted in the letter their rights as newly elected directors, including access to the Board schedule and other Board-level materials. However, the Issuer’s external counsel responded by denying the 2022 Nominees’ requests, claiming that the pending litigation filed by the Issuer precluded the 2022 Nominees’ onboarding as directors. Ocean Capital strongly disagrees with the Issuer’s response and believes that the Issuer’s refusal to recognize the election of Ocean Capital’s nominees constitutes unlawful disenfranchisement of the Issuer’s stockholders. Ocean Capital also urges the incumbent directors who have lost their re-election to immediately cease all director activities and facilitate an orderly transition.

A copy of the press release is attached hereto as Exhibit B and is incorporated herein by reference as if fully set forth under this item.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

Item 5 is hereby amended and restated as follows:

(a) – (c) The aggregate percentage of shares of Common Stock reported to be owned is based upon 7,916,854 shares of Common Stock outstanding as of February 28, 2023, as disclosed in the Issuer’s Shareholder Report.

A.	Ocean Capital LLC

(a)	As of the close of business on July 5, 2023, Ocean Capital beneficially owned 1,008,052 shares of Common Stock.

Percentage: Approximately 12.7%

(b)	1.	Sole power to vote or direct vote: 0

2.	Shared power to vote or direct vote: 1,008,052

3.	Sole power to dispose or direct the disposition: 0

4.	Shared power to dispose or direct the disposition: 1,008,052

(c)	The transactions in the shares of Common Stock by Ocean Capital during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

B.	William Heath Hawk

(a)	As of the close of business on July 5, 2023, Mr. Hawk beneficially owned 1,025,052 shares of Common Stock.

Percentage: Approximately 12.9%

(b)	1.	Sole power to vote or direct vote: 0

2.	Shared power to vote or direct vote: 1,025,052

3.	Sole power to dispose or direct the disposition: 0

4.	Shared power to dispose or direct the disposition: 1,025,052

(c)	The transactions in the shares of Common Stock by Mr. Hawk during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

C.	Brent D. Rosenthal

(a)	As of the close of business on July 5, 2023, Mr. Rosenthal beneficially owned 0 shares of Common Stock.

Percentage: 0.0%

(b)	1.	Sole power to vote or direct vote: 0

2.	Shared power to vote or direct vote: 0

3.	Sole power to dispose or direct the disposition: 0

4.	Shared power to dispose or direct the disposition: 0

(c)	The transactions in the shares of Common Stock by Mr. Rosenthal during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

D.	José R. Izquierdo II

(a)	As of the close of business on July 5, 2023, Mr. Izquierdo beneficially owned 0 shares of Common Stock.

Percentage: 0.0%

(b)	1.	Sole power to vote or direct vote: 0

2.	Shared power to vote or direct vote: 0

3.	Sole power to dispose or direct the disposition: 0

4.	Shared power to dispose or direct the disposition: 0

(c)	The transactions in the shares of Common Stock by Mr. Izquierdo during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

E.	Ethan A. Danial

(a)	As of the close of business on July 5, 2023, Mr. Danial beneficially owned 329,236 shares of Common Stock.

Percentage: Approximately 4.2%

(b)	1.	Sole power to vote or direct vote: 0

2.	Shared power to vote or direct vote: 329,236

3.	Sole power to dispose or direct the disposition: 0

4.	Shared power to dispose or direct the disposition: 329,236

(c)	The transactions in the shares of Common Stock by Mr. Danial during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

D.	Mojdeh L. Khaghan

(a)	As of the close of business on July 5, 2023, Ms. Khaghan beneficially owned 0 shares of Common Stock.

Percentage: 0.0%

(b)	1.	Sole power to vote or direct vote: 0

2.	Shared power to vote or direct vote: 0

3.	Sole power to dispose or direct the disposition: 0

4.	Shared power to dispose or direct the disposition: 0

(c)	The transactions in the shares of Common Stock by Ms. Khaghan during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

(d)	The dividends from the 1,008,052 shares of Common Stock beneficially owned by Ocean Capital, and any proceeds from the sale of such shares, become assets of Ocean Capital. The dividends from the 329,236 shares of Common Stock beneficially owned by Mr. Danial through RAD Investments, LLC, and any proceeds from the sale of such shares become assets of RAD Investments, LLC.

(e)	Not applicable.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

Item 7 is hereby supplemented with the following exhibit:

Exhibit B:	Press Release dated July 5, 2023

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: July 6, 2023

Ocean Capital LLC

By:	/s/ William Heath Hawk
Name:	William Heath Hawk
Title:	Managing Member

William Heath Hawk

/s/ William Heath Hawk

José R. Izquierdo II

/s/ José R. Izquierdo II

Brent D. Rosenthal

/s/ Brent D. Rosenthal

Ethan A. Danial

/s/ Ethan A. Danial

Mojdeh L. Khaghan

/s/ Mojdeh L. Khaghan

SCHEDULE A

TRANSACTIONS IN THE FUND’S SECURITIES DURING THE LAST 60 DAYS

ETHAN A. DANIAL

Nature of the Transaction	Securities Purchased (Sold)		Price Per Share ($)	Date of Transaction
Purchase of Common Stock	13,132	*	0.9403	5/12/2023
Purchase of Common Stock	35,271	*	0.9391	5/19/2023

*	Represents transactions made on the open market by RAD Investments, LLC, shares of which Mr. Danial, as one of its managers, may be deemed to beneficially own

Other than as disclosed in this Schedule A, there was no transaction in shares of Common Stock by the Reporting Persons during the past sixty days.

EXHIBIT B

PRESS RELEASE, DATED JULY 5, 2023

Recently Elected Directors Publish Letter Sent to the Board of Puerto Rico Residents Tax-Free Fund, Inc.

Ocean Capital’s Candidates – Ethan A. Danial and Mojdeh L. Khaghan – are Actively being Stonewalled by the Board, Despite Winning the Election by a 10:1 Margin at the June 1st Annual Meeting

Letter Calls on the Fund to Provide Mr. Danial and Ms. Khaghan Access to Board Materials and Dates of Upcoming Board Meetings and to Require the Incumbents Who Lost the Election to Resign Immediately

SAN JUAN, Puerto Rico--(BUSINESS WIRE)--Ocean Capital LLC (collectively with its affiliates, “Ocean Capital” or “we”) is a significant stockholder of numerous Puerto Rico closed-end bond funds (the “Funds”), which are managed or co-managed by an affiliate of UBS Financial Services Incorporated of Puerto Rico (“UBS”). Stockholders recently elected Ocean Capital candidates Ethan A. Danial and Mojdeh L. Khaghan to the Board of Directors (the “Board”) of Puerto Rico Residents Tax-Free Fund, Inc. (“PRITF I”) at the 2022 Annual Meeting of Stockholders (the “Annual Meeting”), which was held on June 1, 2023 after two adjournments. The Ocean Capital candidates won the election by a 10:1 margin over the incumbent directors.

Today, in their capacity as elected directors of PRITF I, Mr. Danial and Ms. Khaghan made public a letter they sent recently to their fellow Board members asserting their rights as duly-elected directors to Board materials and proper onboarding procedures. Rather than respecting the will of stockholders, the Board is refusing to answer Mr. Danial or Ms. Khaghan and is instead relying on external counsel to make the dubious claim that neither has been elected as a director, citing what we view as baseless pending litigation filed by the Funds. Even when Mr. Danial visited PRITF I’s offices, as he stated he would, he was met with continued stonewalling and was provided no materials as requested.

W. Heath Hawk, managing member of Ocean Capital, commented:

“PRITF I has yet again demonstrated that its chief concern is protecting its entrenched, over-tenured Board than it is with upholding stockholder democracy and reversing years of poor performance. This is the very same fund that has refused, and refuses to this day, to seat Ocean Capital’s directors also elected at the 2021 Annual Meeting, despite the fact that these individuals defeated the incumbents by overwhelming margins at both meetings. This is also the fourth election in which yet another UBS-managed fund has refused to seat Ocean Capital’s elected directors when a quorum of stockholders voted them in.1

We believe the Board should reassess PRITF I’s investment advisory contract with UBS in light of the significant losses the Fund has incurred and will continue vigorously defending our rights, the rights of our elected nominees and our fellow stockholders in the federal district court in Puerto Rico. The incumbents who have lost their positions should immediately cease all director activities and facilitate an orderly transition, as stockholders have made it abundantly clear that these individuals no longer have their confidence and new leaders are urgently needed in the boardroom.”

[1]	As a reminder, the full list of Funds that Ocean Capital’s nominees have been elected at thus far include: Puerto Rico Residents Tax-Free Fund VI, Inc., Tax Free Fund for Puerto Rico Residents, Inc. and PRITF I.

***

The full text of Mr. Danial’s and Ms. Khaghan’s letter to the PRITF I Board follows:

June 15, 2023

Puerto Rico Residents Tax-Free Fund, Inc.
Banco Popular Center
209 Muñoz Rivera Avenue, Suite 1031
San Juan, Puerto Rico 00918

Attn: Board of Directors

Re: 2022 Annual Meeting of Stockholders

To the Board of Directors of Puerto Rico Residents Tax-Free Fund, Inc. (the “Fund”):

We write as duly elected members of the Fund’s Board of Directors (the “Board”). At the Fund’s 2022 Annual Meeting of Stockholders (the “Annual Meeting”), which was last reconvened on June 1, 2023, a quorum was present and we each received nearly ten times as many “For” votes as the Fund’s two candidates. As of today, however, we have not received any information from the Fund regarding the onboarding process, our role as new directors, or the dates of upcoming meetings of the Board or its committees. It is as if the election at the Annual Meeting had never occurred. Frustratingly, the Fund has given Ocean Capital LLC’s two candidates for the Fund’s 2021 Annual Meeting of Stockholders the same silent treatment.

Given the election’s outcome, and the absence of any court order or other process blocking its immediate and full implementation, we are duty bound to assert our rights as duly elected directors of the Fund, and indirectly the rights of Fund stockholders to have their votes honored. Based on the rights and powers under Puerto Rico law and the Fund’s bylaws, we hereby demand the following:

●	The Fund promptly publicize the results of the Annual Meeting, including the final vote tally on each proposal;

●	The Fund’s two candidates who lost the election at the Annual Meeting—Messrs. Enrique Vila del Corral and Gabriel Pagán Pedrero—immediately cease any and all activities as directors of the Fund;

●	The Fund provide us, as promptly as possible, an electronic copy of the complete and accurate schedule of all upcoming Board and Board committee meetings and information on how to attend these meetings;[1]

●	The Fund provide us with access to Board-level materials, including without limitation Board packets, management reports, financial statements, and draft and final minutes for all Board and Board committee meetings that have taken place since July 1, 2021;[2] and

●	The Fund provide us with copies of its directors and officers insurance policies.

Please be advised that any delay in responding to these demands or in onboarding us will serve to underscore, and constitute a further example of, the Fund’s disregard for the votes of its shareholders at the Annual Meeting and of shareholder democracy more generally. Mr. Danial will visit the Fund’s office located at the above address on Wednesday, June 21, 2023 at 11:00 a.m. Atlantic Standard Time to review the documents requested above and to meet with management to further discuss onboarding procedures. We reserve all rights with respect to the matters addressed in this letter, including without limitation our ability to seek enforcement of those rights through appropriate judicial process. If you have any questions or wish to discuss, please contact us at the emails below.

Regards,

Ethan A. Danial           Mojdeh L. Khaghan

[1]	PR ST T. 14 § 3561(h) and (f).

[2]	PR ST T. 14 § 3650(d).

Contacts:

For Investors:

Morrow Sodali

Mike Verrechia / Bill Dooley, 800-662-5200

ocean@investor.morrowsodali.com

For Media:

Longacre Square Partners

Charlotte Kiaie / Ashley Areopagita, 646-386-0091
ckiaie@longacresquare.com / aareopagita@longacresquare.com